ITEM 3:  LEGAL PROCEEDINGS

      From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. See Note 14 of the Consolidated Financial Statements, which information is incorporated herein by reference.



                          TITANIUM METALS CORPORATION

                           ANNUAL REPORT ON FORM 10-K/A
                            ITEMS 8, 14(a) and 14(d)

                  INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

                                                                       Page
FINANCIAL STATEMENTS

  Report of Independent Accountants                                     F-2

  Consolidated Statements of Operations for the Years ended             F-3
     December 31, 1995, 1996 and 1997

  Consolidated Balance Sheets at December 31, 1996 and 1997           F-4/F-5

  Consolidated Statements of Cash Flows for the Years ended
     December 31, 1995, 1996 and 1997                                 F-6/F-7

  Consolidated Statements of Stockholders' Equity for the Years ended
     December 31, 1995, 1996 and 1997                                   F-8

  Notes to Consolidated Financial Statements                         F-9/F-28


FINANCIAL STATEMENT SCHEDULES

  Report of Independent Accountants                                     S-1

  Schedule II-Valuation and qualifying accounts                         S-2

  Schedules I, III and IV are omitted because they are not applicable.



                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Board of Directors of Titanium Metals Corporation:

     We have audited the accompanying consolidated balance sheets of Titanium Metals Corporation as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Titanium Metals Corporation as of December 31, 1996 and 1997, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.


Denver, Colorado
January 22, 1998

                          TITANIUM METALS CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                  Years ended December 31, 1995, 1996 and 1997
                     (In thousands, except per share data)

                                                                 1995           1996            1997

Revenues and other income:
     Net sales                                                 $ 184,723       $ 507,074      $ 733,577
     Other, net                                                    5,293           7,286          3,517

                                                                 190,016         514,360        737,094


Costs and expenses:
     Cost of sales                                               170,699         418,775        554,546
     Selling, general, administrative and development             14,065          29,917         45,319
     Special charges (credit)                                     (1,200)          4,824              -
     Interest                                                     10,414           8,953          2,066

                                                                 193,978         462,469        601,931



     Income (loss) before income taxes and minority interest      (3,962)         51,891        135,163

Income tax expense                                                   255           2,336         41,004
Minority interest - Convertible Preferred Securities                   -             826          8,840
Other minority interest                                                -           1,085          2,309


     Net income (loss)                                        $   (4,217)     $   47,644    $    83,010



Diluted net income (loss)                                     $   (4,217)     $   48,470    $    91,850




Earnings per share:
     Basic                                                   $     (.27)    $       1.72   $      2.64

     Diluted                                                       (.27)            1.72          2.49

Weighted average shares outstanding:
     Basic                                                        15,383          27,623         31,457
     Diluted                                                      15,383          28,142         36,955

                          TITANIUM METALS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1996 and 1997
                      (In thousands, except per share data)

                                 ASSETS                                      1996           1997

Current assets:
   Cash and cash equivalents                                               $   86,526      $  68,957
   Accounts and other receivables, less
     allowance of $4,788 and $2,218                                           114,100        155,678
   Receivable from related parties                                              1,676         15,844
   Inventories                                                                155,488        153,818
   Prepaid expenses and other                                                  12,510         13,253
   Deferred income taxes                                                          718          6,219

          Total current assets                                                371,018        413,769


Other assets:
   Investment in joint ventures                                                   270         23,270
   Goodwill                                                                    67,430         59,771
   Other intangible assets                                                     19,314         17,889
   Other                                                                       13,799         15,341
   Deferred income taxes                                                       11,618            593

          Total other assets                                                  112,431        116,864


Property and equipment:
   Land                                                                         6,129          6,545
   Buildings                                                                   32,929         26,823
   Equipment                                                                  207,046        222,845
   Construction in progress                                                    17,513         58,740

                                                                              263,617        314,953
   Less accumulated depreciation                                               44,048         52,527

     Net property and equipment                                               219,569        262,426


                                                                            $ 703,018      $ 793,059




                          TITANIUM METALS CORPORATION

                           December 31, 1996 and 1997
                     (In thousands, except per share data)

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY                      1996           1997

Current liabilities:
   Notes payable                                                         $     7,992     $     3,372
   Current maturities of long-term debt and capital lease obligations            469           1,354
   Accounts payable                                                           49,628          59,501
   Accrued liabilities                                                        46,173          46,809
   Payable to related parties                                                  1,577           1,298
   Income taxes                                                                6,638          11,482
   Deferred income taxes                                                         348               -

          Total current liabilities                                          112,825         123,816


Noncurrent liabilities:
   Long-term debt                                                              1,158             451
   Capital lease obligations                                                  11,562          10,996
   Payable to related parties                                                    996             847
   Accrued OPEB cost                                                          27,512          26,192
   Accrued pension cost                                                        2,743             836
   Deferred income taxes                                                      10,629          11,620
   Other                                                                       3,920           1,441

          Total noncurrent liabilities                                        58,520          52,383


Minority interest - Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely
   subordinated debt securities ("Convertible Preferred Securities")         201,250         201,250
Other minority interest                                                        4,207           6,663



Stockholders' equity:
     Preferred stock $.01 par value; 1 million shares authorized,
        none outstanding                                                           -               -
     Common stock, $.01 par value; 99 million shares authorized,
        31.5 million shares issued and outstanding                               315             315
     Additional paid-in capital                                              346,133         346,723
     Retained earnings (deficit)                                             (25,009)         58,001
     Currency translation adjustment                                           5,635           3,908
     Pension liabilities adjustment                                             (858)              -

          Total stockholders' equity                                         326,216         408,947


                                                                           $ 703,018       $ 793,059



Commitments and contingencies (Notes 13 and 14)

                          TITANIUM METALS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 1995, 1996 and 1997
                                 (In thousands)

                                                           1995           1996           1997

Cash flows from operating activities:
   Net income (loss)                                     $ (4,217)       $ 47,644      $ 83,010
   Depreciation and amortization                           13,218          18,974        28,384
   Earnings of joint ventures in excess of                 (3,824)         (5,992)        1,013
distributions
   Deferred income taxes                                        -         (10,416)        6,578
   Other minority interest                                      -           1,085         2,309
   Other, net                                              (1,286)          1,753           (36)

                                                            3,891          53,048       121,258
   Change in assets and liabilities, net of
acquisitions:
      Receivables                                            (870)        (29,998)      (41,781)
      Inventories                                         (15,477)        (13,309)          294
      Prepaid expenses                                         19          (6,207)        1,600
      Accounts payable and accrued liabilities              6,036            (106)        1,231
      Income taxes                                            165           4,521         5,526
      Accounts with related parties                          (275)         (8,412)      (13,292)
      Other, net                                              396            (269)       (2,266)


      Net cash provided (used) by operating activities     (6,115)           (732)       72,570



Cash flows from investing activities:
   Capital expenditures                                    (2,981)        (21,679)      (66,295)
   Business acquisitions                                        -        (109,934)         (476)
   Other investments                                            -               -       (13,020)

   Other, net                                                 421             213             -


      Net cash used by investing activities                (2,560)       (131,400)      (79,791)


Cash flows from financing activities:
   Indebtedness:
     Borrowings                                             9,371         113,793             -
     Reductions                                            (7,371)       (179,480)       (4,833)
     Deferred financing costs                                   -            (579)       (2,230)
   Related parties loans (repayments)                       5,500         (42,521)         (930)
   Proceeds from issuance of:
     Common stock, net                                          -         131,488             -
     Convertible Preferred Securities, net                      -         192,409             -
   Other, net                                               1,148               -        (1,830)


     Net cash provided (used) by financing activities       8,648         215,110        (9,823)


                                                       $      (27)       $ 82,978     $ (17,044)




                          TITANIUM METALS CORPORATION

                  Years ended December 31, 1995, 1996 and 1997
                                 (In thousands)

                                                         1995          1996           1997

Cash and cash equivalents:
   Net increase (decrease) from:
     Operating, investing and financing activities    $    (27)      $  82,978      $ (17,044)
     Cash acquired                                           -           3,053              -
     Currency translation                                   51             471           (525)

                                                            24          86,502        (17,569)
   Balance at beginning of year                              -              24         86,526


   Balance at end of year                             $      24      $  86,526      $  68,957



Supplemental disclosures:
   Cash paid for:
     Interest, net of amounts capitalized             $ 9,970       $    8,958     $    2,159
     Convertible Preferred Securities dividends             -                -         13,531
     Income taxes                                         112            6,348         22,483

   Acquisitions:
     Cash and cash equivalents                         $            $    3,053    $
                                                            -                               -
     Goodwill and other intangibles                         -           85,158            577
     Other noncash assets                                   -          180,847          3,503
     Liabilities                                            -          (89,124)        (3,604)
     Common stock issued to IMI plc                         -          (70,000)             -



        Cash paid                                      $    -         $109,934    $       476




   Noncash assets contributed to joint venture         $    -       $        -      $  11,287





                          TITANIUM METALS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years ended December 31, 1995, 1996 and 1997
                                 (In thousands)

                                                                          Additional
                                               Common        Common        paid-in
                                               shares         stock        capital

Balance at December 31, 1994                      15,066   $       150     $ 135,709
   Net loss                                            -             -             -
   Conversion of stockholder indebtedness            568             6        10,846
   Cash contribution                                  59             1         1,147
   Noncash distribution to stockholders                -             -        (4,982)
   Adjustments, net                                    -             -             -


Balance at December 31, 1995                      15,693           157       142,720
   Net income                                          -             -             -
   Common stock issued:
      IMI Titanium Acquisition (Note 3)            9,561            96        69,904
      Stock Offering (Note 10)                     6,200            62       132,926
      Other                                            1             -            28
   Other, net                                          -             -           555
   Adjustments, net                                    -             -             -


Balance at December 31, 1996                      31,455           315       346,133
   Net income                                          -             -             -
   Other, net                                          3             -           590
   Adjustments, net                                    -             -             -


Balance at December 31, 1997                      31,458   $       315     $ 346,723





          Retained              Adjustments

          Earnings        Currency       Pension
         (deficit)       translation   liabilities       Total

        $     (68,436)  $        160    $  (2,835)    $   64,748
               (4,217)             -            -         (4,217)
                    -              -            -         10,852
                    -              -            -          1,148
                    -              -            -         (4,982)
                    -            123          456            579


              (72,653)           283       (2,379)        68,128
               47,644              -            -         47,644

                    -              -            -         70,000
                    -              -            -        132,988
                    -              -            -             28
                    -              -            -            555
                    -          5,352        1,521          6,873


              (25,009)         5,635         (858)       326,216
               83,010              -            -         83,010
                    -              -            -            590
                    -         (1,727)         858           (869)


       $       58,001     $    3,908   $        -      $ 408,947








                          TITANIUM METALS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1--Summary of significant accounting policies:

~     Principles~of~consolidation.~~~~~The accompanying consolidated financial statements include the accounts of Titanium Metals Corporation ("TIMET") and its majority-owned subsidiaries (collectively, the "Company"). All material intercompany accounts and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

      ~Use~of~estimates.~~~ The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Ultimate actual results may, in some instances, differ from previously estimated amounts.

      ~Translation~of~foreign~currencies.~~~~~Assets and liabilities of subsidiaries whose functional currency is deemed to be other than the U.S. dollar are translated at year end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the year. Resulting translation adjustments are accumulated in the currency translation adjustments component of stockholders' equity, net of related deferred income taxes. Currency transaction gains and losses are recognized in income currently.

      ~Net~sales.~~~  Sales are recognized when products are shipped.

      ~Inventories~and~cost~of~sales.~~~~~Inventories are stated at the lower of cost or market. The first-in, first-out ("FIFO") method and last-in, first-out ("LIFO") method are each used to determine the cost of approximately one-half of inventories.

      ~Cash~and~cash~equivalents.~~~ Cash equivalents include highly liquid investments with original maturities of three months or less.

      ~Investment~in~joint~ventures.~~~~~Investments in 20% to 50%-owned joint ventures are accounted for by the equity method. Differences between the Company's investment and it's pro rata share of the investee's reported equity is amortized by the straight-line method over not more than 15 years.
~
~     ~Intangible~assets~and~amortization.~~~~~Goodwill, representing the excess of cost over the fair value of individual net assets acquired in business combinations accounted for by the purchase method, is amortized by the straight line method over 15 years and is stated net of accumulated amortization of $9.5 million at December 31, 1997 (1996 - $1.6 million). Patents and other intangible assets, except intangible pension assets, are amortized by the straight-line method over the periods expected to be benefited, generally nine years.

~     Property,~equipment~and~depreciation.~~~~~Property and equipment are stated at cost. Maintenance, repairs and minor renewals are expensed; major improvements are capitalized. Interest costs related to major, long-term capital projects are capitalized as a component of construction costs and were $1.0 million in 1997 (nil in 1995 and 1996). Depreciation is computed principally on the straight-line method over the estimated useful lives of 15 to 40 years for buildings and three to 25 years for machinery and equipment.

      Software development costs are capitalized and amortized over the software's estimated useful life, generally three to five years. Training, reengineering and similar costs are expensed as incurred.

      ~Employee~benefit~plans.~~~ Accounting and funding policies for retirement plans and postretirement benefits other than pensions ("OPEB") are described in Note 12.

      S~tock-based~compensation.~~~~~The Company has elected the disclosure alternative prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," and to account for the Company's stock-based employee compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and its various interpretations. Under APB No. 25, no compensation cost is generally recognized for fixed stock options for which the exercise price is not less than the market price of the Company's common stock on the grant date. See Note 10.

      ~Research~and~development.~~~~~Research and development expense approximated $3.6 million in 1997 ($2 million in each of 1995 and 1996).

      ~Advertising~costs.~~~ Advertising costs, which are not significant, are expensed as incurred.

      ~Income~taxes.~~~ Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities, including investments in subsidiaries not included in TIMET's consolidated U.S. tax group.

      ~Stock~split~and~earnings~per~share.~~~~~Common shares outstanding for all periods presented have been adjusted to reflect the 65-for-1 split (the "Stock Split") of the Company's common stock effected in connection with TIMET's June 1996 initial public offering of common stock (the "Stock Offering"). The

Company retroactively adopted SFAS No. 128, "Earnings per Share," in 1997. Diluted earnings per share reflects the assumed conversion of the Convertible Preferred Securities and the dilutive effect of common stock options. See Note 17.

      ~Fair~value~of~financial~instruments.~~~The Company's bank debt reprices with changes in market interest rates and, accordingly, the carrying amount of such debt approximates market value. The fair value of the Convertible Preferred Securities based on quoted market prices approximated $200 million at December 31, 1997 and $220 million at December 31, 1996 (book value at both dates - $201 million).

      At December 31, 1997, the fair value of the Company's common equity, based on the quoted market price at that date of $28.88 per share, was approximately $908 million (book value - $409 million).




Note 2--Business and geographic segments:

     The Company's operations are conducted in one business segment, titanium metals operations. The Company is a vertically integrated producer of titanium sponge, ingot, slab, forged and/or rolled mill products, and cast products for aerospace, industrial and other markets. The Company's production facilities are located principally in the United States, United Kingdom, and France with its products sold throughout the world.

                                                      1995           1996             1997

                                                                 (In thousands)
Sales                                               $ 184,723       $ 507,074      $ 733,577



Operating income                                  $     5,378       $  59,849      $ 132,962
General corporate income, net                           1,074             995          4,267
Interest expense                                      (10,414)         (8,953)        (2,066)

   Income (loss) before income taxes               $   (3,962)      $  51,891      $ 135,163



~Geographic~segments~
   Net sales - point of origin:
     United States                                  $ 174,802       $ 354,651      $ 534,440
     Europe                                            13,862         186,063        288,196
     Eliminations                                      (3,941)        (33,640)       (89,059)

                                                    $ 184,723       $ 507,074      $ 733,577


   Net sales - point of destination:
     United States                                  $ 135,421       $ 312,640      $ 401,217
     Europe                                            33,520         155,364        276,419
     Other                                             15,782          39,070         55,941

                                                    $ 184,723       $ 507,074      $ 733,577


   Operating income:

     United States                                 $    4,408       $  39,014     $   76,434
     Europe                                               970          20,835         56,528

                                                   $    5,378       $  59,849      $ 132,962


   Identifiable assets:
     United States                                  $ 235,844       $ 442,163      $ 511,199
     Europe                                            12,940         173,210        221,006
     General corporate                                      -          87,645         60,854

                                                    $ 248,784       $ 703,018      $ 793,059




      Export sales from U.S. based operations approximated $40 million in 1995, $58 million in 1996 and $97 million in 1997. At December 31, 1997, the net assets of non-U.S. subsidiaries included in consolidated net assets approximated $124 million.

      General corporate assets consist principally of cash equivalents and general corporate income in 1996 and 1997 consists principally of interest income thereon. In 1995, general corporate income consists principally of the Company's equity in earnings of Basic Investments, Inc. ("BII") and Victory Valley Land Company L.P. ("VVLC").


      Operating income in 1995 includes a restructuring credit of $1.2 million resulting from prior years restructuring charges being less than originally estimated. Operating income in 1996 includes $4.8 million of special charges principally related to the IMI Titanium Acquisition.

Note 3--Business combinations:

      ~IMI~Titanium~Acquisition.~~~~~In February 1996, the Company acquired the titanium metals businesses of IMI plc and affiliates (the "IMI Titanium Acquisition"). IMI previously conducted its titanium business principally through its wholly owned United Kingdom subsidiary, IMI Titanium Ltd. (now known as TIMET UK), and its U.S. subsidiary, IMI Titanium, Inc. (now known as TIMET Castings). IMI conveyed all of its titanium-related businesses to the Company in exchange for 9.6 million newly issued shares of the Company's common stock valued at $70 million. In addition, the Company issued $20 million of the Company's subordinated debt to IMI in exchange for a like amount of debt previously owed to IMI by its U.K. subsidiary.

      The Company accounted for the IMI Titanium Acquisition by the purchase method of accounting (purchase price approximately $72 million, including transaction costs). The Company has included the results of operations of the IMI titanium business in its consolidated results of operations effective at the beginning of 1996 with preacquisition earnings of approximately $.4 million deducted in determining net income for 1996. Preacquisition sales of the IMI titanium business included in consolidated sales for 1996 approximated
$11.7 million.

     ~Axel~Johnson~Metals~Acquisition.~~~~~In October 1996, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Axel Johnson Metals, Inc. ("AJM") for approximately $97 million cash (the "AJM Acquisition"). The AJM Acquisition was completed through a newly formed subsidiary, Titanium Hearth Technologies, Inc. ("THT"), and included the acquisition of the 50% interest in the Titanium Hearth Technologies partnership that TIMET did not previously own. THT operates titanium scrap processing facilities and electron beam cold hearth melting furnaces.

      The Company accounted for the AJM Acquisition by the purchase method and consolidated THT's results effective October 1, 1996; revenues for the fourth quarter of 1996 approximated $21 million. Prior to the AJM Acquisition, the Company accounted for its 50% interest in the THT partnership by the equity method.

      ~Other~European~acquisitions.~~~~~During the last half of 1996 and January 1997, the Company completed three acquisitions in Europe for an aggregate cash cost of approximately $12 million, all of which were accounted for by the purchase method.

      In August 1996, TIMET and Compagnie Europeenne du Zirconium - CEZUS, S.A. ("CEZUS") completed an agreement to form a new jointly-owned French company ("TIMET Savoie") to manufacture and sell titanium products. TIMET Savoie is

70%-owned by TIMET and 30%-owned by CEZUS. TIMET Savoie manufactures products inside CEZUS' production facility in Ugine, France both directly, utilizing its own personnel and equipment, and, for melting and forging and certain other operations, indirectly by subcontracting to CEZUS under a long-term manufacturing agreement. In July 1996, TIMET purchased the 74% equity interest in TISTO, a German distributor of titanium products, that it did not already own. In January 1997, the Company purchased LASAB Laser Applikations-und Bearbeitungs GmbH, which is in the titanium and stainless steel laser-welded tube and pipe and laser cutting business.

      ~Proforma~financial~information~(unaudited).~On a proforma basis assuming the IMI Titanium Acquisition and the AJM Acquisition occurred at the beginning of 1996, net sales for 1996 were $564.4 million, operating income was $59.8 million, net income was $43.2 million and basic earnings per share was $1.50. The proforma effect of the other transactions is not material. The pro forma financial information is not necessarily indicative of the operating results that might have occurred if the IMI and AJM transactions had been completed at such earlier dates or the operating results which may occur in the future.

Note 4 - Joint ventures:

                                                                              December 31,

                                                                           1996        1997

                                                                             (in thousands)
ValTimet                                                                 $      -    $ 19,845
Other                                                                        270        3,425


                                                                           $ 270     $ 23,270




     Effective in July 1997, TIMET combined its Tennessee-based welded tubing operations with those of Valinox Welded, a French manufacturer of welded tubing, principally stainless steel and titanium, with operations in France and China. The joint venture, "ValTimet", is 46% owned by TIMET and 54% owned by Valinox Welded. For the six months ended December 31, 1997, ValTimet reported sales of $56.6 million and net income of $.1 million. At December 31, 1997, ValTimet reported total assets of $80.1 million and equity of $28.7 million.

     TIMET's strategy for developing new markets and uses for titanium includes providing funds to third parties to prove out a new use or uses of titanium. Other joint ventures consist principally of such investments.

Note 5--Inventories:

                                                                           December 31,

                                                                       1996            1997

                                                                          (In thousands)
Raw materials                                                        $   27,463       $   23,925
Work-in-process                                                          82,707           91,884
Finished products                                                        39,089           31,230
Supplies                                                                  6,229            6,779


                                                                      $ 155,488        $ 153,818




     The average cost of LIFO inventories exceeded the net carrying amount of such inventories by approximately $32 million at each of December 31, 1996 and 1997.

Note 6--Accrued liabilities:

                                                                             December 31,

                                                                          1996          1997

                                                                            (In thousands)
OPEB cost                                                                $   2,024    $   2,102
Pension cost                                                                 1,507        1,072
Other employee benefits                                                     21,360       25,869
Environmental cost                                                           1,643        1,762
Taxes, other than income                                                     2,292        3,062
Accrued dividends - Convertible Preferred Securities                         1,270        1,103
Other                                                                       16,077       11,839


                                                                          $ 46,173     $ 46,809




Note 7--Intangible and other noncurrent assets:

                                                                            December 31,

                                                                         1996          1997

                                                                           (In thousands)
Intangible assets:
   Patents                                                               $ 14,103       $ 14,333
   Covenants not to compete                                                 5,000          5,000
   Intangible pension assets                                                1,199          1,997

                                                                           20,302         21,330
   Less accumulated amortization                                              988          3,441


                                                                         $ 19,314       $ 17,889



Other noncurrent assets:
   Deferred financing costs                                             $   8,775       $  8,482
   Prepaid pension costs                                                    1,340          2,228
   Other                                                                    3,684          4,631


                                                                         $ 13,799       $ 15,341




Note 8--Notes payable, long-term debt and capital lease obligations:

                                                                            December 31,

                                                                         1996          1997

                                                                           (In thousands)
Notes payable - non U.S. credit agreements                               $  7,992      $   3,372



Long-term debt:
   Bank credit agreement                                             $          -     $        -

   Other                                                                    1,555          1,612
   Less current maturities                                                    397          1,161

                                                                        $   1,158     $      451




Capital lease obligations                                                $ 11,634       $ 11,189
Less current maturities                                                        72            193

                                                                         $ 11,562       $ 10,996




     ~Non-U.S.~credit~agreements.~TIMET UK has a Pounds15.5 million ($26 million) overdraft/revolving bank credit facility through January 1998 which has been extended pending completion of renewal negotiations. Borrowings are collateralized by TIMET UK's inventories and receivables and currently generally bear interest at the bank's base rate plus 1.5% (8% at December 31, 1997). At December 31, 1997, aggregate unused borrowing availability under TIMET UK's bank credit agreement and a short-term bank credit agreement in France approximated $26 million.

     TIMET UK's credit agreement is expected to be renewed on a longer term basis with lower interest rates than the current agreement.

      ~Long-term~bank~credit~agreement.~~~TIMET has a $200 million revolving bank credit facility expiring in July 2002. Borrowings bear interest initially at LIBOR plus 0.50% and are collateralized by substantially all of TIMET's assets. The credit agreement generally limits dividends on TIMET's common stock to 25% of net income, limits additional indebtedness and transactions with affiliates, requires the maintenance of certain financial ratios and contains other covenants customary in transactions of this type. At December 31, 1997, approximately $110 million was available for dividends on, or repurchase of, common stock.

      ~Capital~lease~obligations.~In connection with the IMI Titanium Acquisition, TIMET UK entered into long-term leases with IMI principally covering production facilities within England. In connection with the TIMET Savoie transaction, TIMET Savoie entered into long-term leases with CEZUS covering machinery and equipment. The terms of these capital leases range from 10-30 years. The UK rentals are subject to adjustment every five years based on changes in certain published price indexes. TIMET has guaranteed TIMET UK's obligations under its leases. Assets held under capital leases included in buildings and equipment at December 31, 1997 were $10.6 million and $.8 million, respectively, with related aggregate accumulated depreciation of $.8 million.

      Aggregate maturities of long-term debt and capital lease obligations:

                                                                    Capital         Long-term
                                                                     Leases            Debt

                                                                        (In thousands)
Years ending December 31,
     1998                                                        $     1,189       $       1,161
     1999                                                              1,189                  86
     2000                                                              1,189                  86
     2001                                                              1,189                  86
     2002                                                              1,189                  86
     2003 and thereafter                                              25,114                 107
     Less amounts representing interest                              (19,870)                  -


                                                                  $   11,189       $       1,612




Note 9--Minority interest:

      ~Convertible~Preferred~Securities.~In November 1996, TIMET Capital Trust I (the "Trust"), a wholly-owned subsidiary of TIMET, issued $201 million of 6.625% Company-obligated mandatorily redeemable preferred securities and $6 million of 6.625% common securities. TIMET holds all of the outstanding common securities of the Trust. The Trust used the proceeds from such issuance to purchase from the Company $207 million principal amount of TIMET's 6.625% convertible junior subordinated debentures due 2026 (the "Subordinated Debentures"). TIMET's guarantee of payment of the Convertible Preferred Securities (in accordance with the terms thereof) and its obligations under the Trust documents, in the aggregate, constitute a full and unconditional guarantee by the Company of the Trust's obligations under the Convertible Preferred Securities. The sole assets of the Trust are the Subordinated Debentures. The Convertible Preferred Securities represent undivided beneficial ownership interests in the Trust, are entitled to cumulative preferred distributions from the Trust of 6.625% per annum, compounded quarterly, and are convertible, at the option of the holder, into TIMET common stock at the rate of 1.339 shares of common stock per Convertible Preferred Security (an equivalent price of $37.34 per share), for an aggregate of approximately 5.4 million common shares if fully converted.

      The Convertible Preferred Securities mature December 2026 and are redeemable at the Company's option beginning December 1999, initially at approximately 104.6% of principal amount declining to 100% from December 2006. The Company has the right to defer dividend payments for up to 20 consecutive quarters ("Extension Period") on one or more occasions. In the event the Company exercises this right, it would be unable during any Extension Period to, among other things, pay dividends on or reacquire its capital stock.

      Dividends on the Convertible Preferred Securities are reported in the Consolidated Statement of Operations as minority interest, net of allocable income tax benefit.

      ~Other.~~~~~~Other minority interest relates principally to TIMET Savoie.

Note 10--Stockholders' equity:

      ~Common~stock.~~~~~In June 1996, the Company completed the sale of
6.2 million shares of its common stock in the Stock Offering at an initial price to the public of $23 per share. In connection with the Stock Offering, the Company effected the Stock Split, increased its authorized common shares to 99 million shares, increased its authorized preferred stock to 1 million shares, and reserved up to 3.1 million shares to be issued under the 1996 Long Term Incentive Plan (the "TIMET Incentive Plan"). The Company's net proceeds from the Stock Offering approximated $131 million. The Company used approximately $42.5 million of the net proceeds to repay existing indebtedness to stockholders ($22.5 million to Tremont and $20 million to IMI) and $82 million to repay bank indebtedness.

      Certain key executive officers of the Company received shares (the "Management Shares") of the Company's common stock and cash payments with a combined value of approximately $3 million in consideration for their services in connection with the IMI Titanium Acquisition, which cost was expensed as incurred. The Management Shares were converted into 93,000 shares of the Company's common stock in connection with the Stock Offering.

      ~Preferred~stock.~~~~~The Company is authorized to issue 1 million shares of preferred stock. The rights of preferred stock as to, among other things, dividends, liquidation, redemption, conversions, and voting rights are determined by the Board of Directors.

      ~Common~stock~options.~The TIMET Incentive Plan provides for the discretionary grant of restricted common stock, stock options, stock appreciation rights and other incentive compensation to officers and other key employees of the Company. Options vest over five years and expire ten years from date of grant.

      Additionally, a plan for TIMET's nonemployee directors provides for eligible directors to annually be granted options to purchase 1,500 shares (625 shares prior to 1998) of the Company's common stock at a price equal to the market price on the date of grant and to receive, as partial payment of director
fees, annual grants of 400 shares of common stock.   Options granted to
nonemployee directors vest in one year and expire ten years from date of grant (five year expiration for grants prior to 1998).

      The weighted average remaining life of options outstanding at December 31, 1997 was 8.7 years. At December 31, 1997, options to purchase 2,500 shares were exercisable at an average exercise price of $23 per share and approximately 190,000 options become exercisable in 1998.


      At December 31, 1997, approximately 2.3 million shares and 56,350 shares were available for future grant under the TIMET Incentive Plan and the nonemployee director plan, respectively.

     The following table summarizes information about the Company's stock options.

                                                         Amount
                                                         Payable                       Weighted
                                         Exercise         Upon         Weighted      Average fair
                                         price per      Exercise        Average        value at
                             Shares        share       (thousands)     exercise       Grant date
                                                                         price

Outstanding at December 31,        -   $      -       $       -      $          -
1995

  Granted:
    At market                370,275     23.00-31.25       9,110           24.60         $ 12.46

    Above market             167,000     26.00-29.00       4,592           27.50           10.22

  Canceled                    (1,000)    23.00               (23)          23.00



Outstanding at December 31,  536,275     23.00-31.25      13,679           25.51
1996

  Granted:
    At market                230,075     25.94-29.50       6,414           27.88         $ 12.72

    Above market             134,000     31.00-34.00       4,355           32.50           11.29

  Exercised                   (1,250)    23.00-29.50         (33)          26.25



  Canceled                   (79,100)    23.00-34.00      (2,045)          25.86



Outstanding at December 31,  820,000    $23.00-34.00    $ 22,370      $    27.28
1997




     Weighted average fair values of options at grant date were estimated using the Black-Scholes model and assumptions listed below.

Assumptions:                         1996              1997
     Expected life (years)               6                6
     Risk-free interest rate          6.67%            6.00%
     Volatility                         40%              35%
     Dividend yield                      0%               0%

      Had stock-based compensation cost been determined based on the estimated fair values of options granted and recognized as compensation expense over the vesting period of the grants in accordance with SFAS No. 123, the Company's pretax income, net income and diluted earnings per share for 1997 would have been reduced by $3.7 million, $2.4 million and $.06 per share, respectively, and for 1996 would have been reduced by $1.1 million, $.7 million and $.02 per share, respectively.

Note 11--Income taxes:

      Summarized below are (i) the components of income (loss) before income taxes and minority interest ("pretax income"), (ii) the difference between the income tax expense attributable to pretax income and the amounts that would be expected using the U.S. federal statutory income tax rate of 35%, and (iii) the components of the income tax expense attributable to pretax income.

                                                         1995           1996           1997

                                                                    (In thousands)
Expected income tax expense (benefit)                   $ (1,387)     $ 18,161       $ 47,307
Non-U.S. tax rates                                                          37           (464)
U.S. state income taxes, net                                   -           848            126
Adjustment of deferred tax valuation allowance             1,502       (16,519)        (5,785)
Other, net                                                   140          (191)          (180)


                                                       $     255      $  2,336       $ 41,004



Income tax expense:
   Current income taxes:
     U.S.                                            $               $   6,516       $ 17,146
                                                               -
     Non-U.S.                                                255         6,236         17,280

                                                             255        12,752         34,426


   Deferred income taxes (benefit):
     U.S.                                                      -       (10,809)         5,998
     Non-U.S.                                                  -           393            580

                                                               -       (10,416)         6,578


                                                      $      255     $   2,336       $ 41,004




Pretax income (loss):
   U.S.                                                 $ (4,589)     $ 33,941       $ 81,766
   Non-U.S.                                                  627        17,950         53,397


                                                        $ (3,962)     $ 51,891       $135,163




Comprehensive tax provision allocable to:
   Pretax income                                      $      255     $   2,336       $ 41,004
   Minority interest - Convertible Preferred                   -          (444)        (4,760)
Securities
   Stockholders' equity, principally deferred taxes
     allocable to adjustment components                        -         2,500           (533)


                                                      $      255     $   4,392       $ 35,711




                                                                December 31,

                                                       1996                     1997

                                               Assets    Liabilitie     Assets    Liabilitie
                                                              s                        s

                                                               (In millions)
Temporary differences relating to net assets:
   Inventories                                $     -     $    (4.9)    $   .1    $ (5.5)

   Property and equipment                           -         (16.0)        .2     (17.8)
   Accrued OPEB cost                             11.4             -       11.7         -
   Accrued liabilities and other deductible      10.9             -        8.7         -
differences
   Other taxable differences                        -          (5.5)         -      (7.7)
Tax loss and credit carryforwards                11.7             -        5.9         -
Valuation allowance                              (6.2)            -        (.4)        -

Gross deferred tax assets (liabilities)          27.8         (26.4)      26.2     (31.0)
Netting                                         (15.5)         15.5      (19.4)     19.4

Total deferred taxes                             12.3         (10.9)       6.8     (11.6)
Less current deferred taxes                        .7           (.3)       6.2         -

Net noncurrent deferred taxes                  $ 11.6    $    (10.6)   $    .6  $  (11.6)




      The Company's valuation allowance (nominal at December 31, 1997) decreased in the aggregate (including amounts allocated to items other than pretax income) by $.9 million in 1995, $16.5 million in 1996 and $5.8 million in 1997. The 1996 reduction included $10 million due to a change in estimate of the future tax benefits of certain tax net operating loss carryforwards ("NOLs") and alternative minimum tax credit ("AMT") carryforwards that will more likely than not be realized.

      At December 31, 1997, the Company had, for U.S. federal income tax purposes, NOLs of approximately $9.4 million expiring in 2008 and 2009. At December 31, 1997, the Company had an AMT credit carryforward of approximately $2 million, which can be utilized to offset regular income taxes payable in future years. The AMT carryforward has an indefinite carryforward period. The utilization of the Company's NOLs and AMT carryforwards is subject to an annual limitation.

Note 12--Employee benefit plans:

      ~Variable~compensation~plans.~~~~~Approximately 85% of the Company's total worldwide employees, including a significant portion of its domestic hourly employees, participate in compensation programs which provide for variable compensation based upon the financial performance of the Company and, in certain circumstances, the individual performance of the employee. The cost of these plans was $.3 million in 1995, $12 million in 1996 and $11 million in 1997.

      ~Defined~contribution~plans.~~All of the Company's domestic hourly and salaried employees (70% of total worldwide employees at December 31, 1997) are eligible to participate in contributory savings plans with partial matching employer contributions. Company matching contributions are based on company profitability for 60% of eligible employees. Approximately 40% of the Company's total employees at December 31, 1997 also participate in a defined contribution pension plan with contributions based, beginning in 1996, upon a fixed percentage of the employee's eligible earnings. The cost of these pension and savings plans was insignificant in 1995, $3 million in 1996 and $3 million in 1997.

      ~Defined~benefit~pension~plans.~~~~~The Company maintains contributory and noncontributory defined benefit pension plans covering substantially all European employees and a minority of its domestic workforce. Defined pension benefits are generally based on years of service and compensation, and the related expense is based upon independent actuarial valuations. The Company's funding policy for U.S. plans is to contribute annually amounts satisfying the funding requirements of the Employee Retirement Income Security Act of 1974, as amended. Non-U.S. defined benefit pension plans are funded in accordance with applicable statutory requirements. The defined benefit pension plans were closed to new participants prior to 1997 and, in some cases, benefit levels have been frozen.

      The funded status of the Company's defined benefit pension plans and the components of net periodic defined benefit pension cost are set forth below.
The rates used in determining the actuarial present value of benefit obligations at December 31, 1997 were: (i) discount rates -- 7% to 7.25% (1996 - 7% to 8.75%), and (ii) rates of increase in future compensation levels -- 3% to 5% (1996 - 3% to 6.5%). The expected long-term rates of return on assets used was 7% to 9% (1996 - 7% to 9.75%). The benefit obligations are sensitive to changes in these estimated rates and actual results may differ from the obligations noted below. At December 31, 1997, the assets of the plans are primarily comprised of government obligations, corporate stocks and bonds.

                                                 Assets exceed           Accumulated benefits
                                             Accumulated benefits           exceed assets
                                                 December 31,                December 31,

                                              1996         1997         1996          1997

                                                              (In thousands)
Actuarial present value of benefit
obligations:
   Vested benefit obligations               $ 47,733      $ 69,033     $ 34,424     $ 28,820
   Nonvested benefits                          3,040         3,767        1,448        1,639

   Accumulated benefit obligations            50,773        72,800       35,872       30,459
   Effect of projected salary increases       27,766        32,905          114          203

   Projected benefit obligations              78,539       105,705       35,986       30,662
Plan assets at fair value                     82,118       108,199       31,624       28,628

Plan assets over (under) projected benefit
   obligations                                 3,579         2,494       (4,362)      (2,034)
Unrecognized net gain (loss) from
experience
   different from actuarial assumptions       (2,674)         (778)       1,981          787
Unrecognized prior service cost                1,269         1,068        1,199        2,009
Unrecognized net assets being amortized
   over 14 years                                (834)         (556)      (1,011)        (673)
Adjustment to recognize minimum liability          -             -       (2,057)      (1,997)

Total prepaid (accrued) pension cost           1,340         2,228       (4,250)      (1,908)
Current portion                                    -             -       (1,507)      (1,072)



   Noncurrent prepaid (accrued) pension     $  1,340      $  2,228     $ (2,743)   $    (836)
cost




                                                         1995           1996           1997

                                                                    (In thousands)
Service cost benefits earned                         $      630      $   3,260      $   3,906
Interest cost on projected benefit obligations            3,959          7,696          9,201
Actual return on plan assets                             (9,560)        (7,256)       (20,555)
Net amortization and deferrals                            5,910         (1,951)         9,724


   Net pension expense                                $     939      $   1,749      $   2,276




      ~Postretirement~benefits~other~than~pensions.~~~~~The Company provides certain postretirement health care and life insurance benefits to certain of its domestic retired employees. The Company funds such benefits as they are incurred, net of any contributions by the retirees. Under plans currently in effect, a majority of TIMET's active domestic employees would become eligible for these benefits if they reach normal retirement age while working for TIMET. These plans have been revised to discontinue employer-paid health care coverage for future retirees once they become Medicare-eligible.

      The components of the periodic OPEB cost and accumulated OPEB obligations are set forth below. The rates used in determining the actuarial present value of the accumulated OPEB obligations at December 31, 1997 were: (i) discount rate--7% (1996 - 7.75%), (ii) rate of increase in future compensation levels -- 3% and (iii) rate of increase in future health care costs--10% in 1998, gradually declining to 5.25% in 2016 and thereafter. If the health care cost trend rate was increased by one percentage point for each year, OPEB expense would have increased approximately $.2 million in 1997, and the actuarial present value of accumulated OPEB obligations at December 31, 1997 would have increased approximately $2.6 million. The accrued OPEB cost is sensitive to changes in these estimated rates and actual results may differ from the obligations noted below.

                                                                            December 31,

                                                                        1996          1997

                                                                           (In thousands)
Actuarial present value of accumulated OPEB obligations:
   Retiree benefits                                                     $ 16,266      $ 16,514
   Other fully eligible active plan participants                           1,236         1,420
   Other active plan participants                                          3,750         4,363

                                                                          21,252        22,297
Unrecognized net gain from experience different from
   actuarial assumptions                                                   4,536         2,673
Unrecognized prior service credits                                         3,748         3,324

Total accrued OPEB cost                                                   29,536        28,294
Less current portion                                                       2,024         2,102


   Noncurrent accrued OPEB cost                                         $ 27,512      $ 26,192




                                                          1995         1996          1997

                                                                   (In thousands)
Service cost benefits earned                            $    242     $    407       $   357
Interest cost on accumulated OPEB obligations              2,060        1,567         1,613
Net amortization and deferrals                              (475)        (653)         (635)


   Net OPEB expense                                      $ 1,827      $ 1,321       $ 1,335




Note 13--Related party transactions:

      TIMET was a 75%-owned subsidiary of Tremont Corporation during 1995 with the remaining 25% held by Union Titanium Sponge Corporation ("UTSC"), a consortium of Japanese companies. In February 1996, TIMET acquired the titanium businesses of IMI for stock and in June 1996 completed the Stock Offering which together reduced Tremont's ownership in TIMET to 30% and UTSC's ownership to 10%. In 1997, UTSC reduced its ownership to less than 5%. In connection with the IMI Titanium Acquisition, Tremont holds an option expiring in February 1999 to purchase up to 1.5 million shares of the Company's common stock from IMI for $12 million ($7.95 per share) and UTSC holds a like option to purchase .5 million shares from IMI at the same price per share.

      Contran Corporation and other entities related to Harold C. Simmons hold an aggregate of approximately 49% of Tremont's outstanding common stock.
Mr. Simmons may be deemed to control each of Contran, Tremont and TIMET. Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (i) intercorporate transactions with related companies such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (ii) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held minority equity interest in another related party. The Company continuously considers, reviews and evaluates, and understands that Contran, Tremont and related entities consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that the Company might be a party to one or more such transactions in the future.

      It is the policy of the Company to engage in transactions with related parties on terms which are, in the opinion of the Company, no less favorable to the Company than could be obtained from unrelated parties.

      TIMET supplies titanium strip product to ValTimet under a long-term contract as the preferred supplier. Sales to ValTimet were $22 million in 1997 and receivables from related parties at December 31, 1997 relate principally to sales to ValTimet.

      In connection with the construction and financing of TIMET's vacuum distillation process ("VDP") titanium sponge plant, UTSC licensed certain technology to TIMET in exchange for the right to acquire up to 20% of TIMET's annual production capacity of VDP sponge at agreed-upon prices through early 1997 and higher formula-determined prices based on cost thereafter through 2008. A discount from market value represents TIMET's consideration to UTSC for the licensed technology. Sales to UTSC approximated $9 million in 1995, $12 million in 1996 and $17 million in 1997.

      The Company has an intercorporate services agreement with Tremont whereby the Company provides certain management, financial and other services to Tremont for approximately $.4 million in each of 1996 and 1997, subject to renewal for future years. Charges from Tremont approximated $.9 million in 1995 pursuant to similar arrangements for compensation and intercorporate services.

      TIMET's purchases from THT approximated $10 million in 1995 and $9 million in 1996 prior to the AJM Acquisition.

      Prior to October 1995, TIMET owned (i) a 32% equity interest in BII, which, among other things, provides utility services in the industrial park where one of TIMET's plants is located, and (ii) a 12% interest in VVLC, which is actively engaged in efforts to develop certain real estate. BII, through a wholly-owned subsidiary, owned an additional 50% interest in VVLC. In October 1995, TIMET made a pro rata distribution to its shareholders consisting of its interest in BII and VVLC, and certain real estate. The Company distributed the assets at their net carrying amount, which approximated $5 million. The Company purchases certain utility services from Basic Management, Inc. ("BMI"), a subsidiary of BII. The amount paid to BMI approximated $1 million in each of the past three years.

      Interest expense on related party indebtedness approximated $2.1 million in 1995, $2 million in 1996 and nil in 1997. The subordinated debt to both IMI and Tremont accrued interest at 10.4% and was repaid in 1996 with proceeds from the Stock Offering. During 1997, TIMET Savoie repaid amounts outstanding under a revolving line of credit provided by CEZUS and terminated the facility.

      CEZUS has the right to sell its interest in TIMET Savoie to the Company for 30% of TIMET Savoie's registered capital and the Company has the right to purchase CEZUS' 30% interest in TIMET Savoie for 30% of TIMET Savoie's equity determined under French accounting principles.

      TIMET completed a recapitalization in 1995 under which, among other things, (i) Tremont made a $1 million cash capital contribution to TIMET and exchanged $8 million of TIMET subordinated debt into TIMET common equity,
(ii) TIMET made a $1 million cash prepayment of accrued interest to UTSC, and
(iii) UTSC exchanged $3 million of interest owed by TIMET to UTSC into TIMET common equity. In connection with the recapitalization, TIMET issued .5 million shares of common stock pro rata to its then-existing shareholders.

      In connection with amendments of a TIMET credit facility during 1995, Tremont advanced the Company $8 million as additional subordinated TIMET debt ($5.5 million advanced in 1995), guaranteed $5 million of the term loans, collateralized such guarantee with approximately 600,000 shares of NL Industries, Inc. common stock held by Tremont, and agreed to pledge additional NL shares as necessary to meet certain market value thresholds. NL is an indirect subsidiary of Contran. Contran entered into an agreement with TIMET's lenders whereby Contran was obligated to purchase the pledged shares from TIMET's lenders under certain conditions. In connection with the Stock Offering, the security arrangements between the Company's lenders and Tremont and Contran were terminated.

Note 14--Commitments and contingencies:

      ~Long-term~agreements.~TIMET has a long-term supply agreement with The Boeing Company under which TIMET will be the principal supplier of titanium products to Boeing Commercial Airplane Group ("Boeing") and its family of suppliers for the next ten years.

      Under the terms of the agreement, TIMET will supply a minimum of 70% of Boeing's annual needs for titanium, depending upon Boeing's requirements each year. TIMET's share of Boeing's total titanium requirements will increase as Boeing's volume requirements decrease, down to a minimum mutual commitment of
6.5 million pounds (3,000 metric tons) per year. The agreement is effective for shipments beginning in 1998, but it is not anticipated to reach expected volume levels until 1999.

      Pricing under the Boeing agreement is firm for the first five years and will be reviewed annually for inflationary conditions for the next five years based upon an aerospace-related index. The companies have also agreed to utilize Boeing's Lean Manufacturing program to develop cost savings that will be shared by both companies.

      TIMET has a long-term agreement for the purchase of titanium sponge produced in Kazakhstan. The sponge purchase agreement is for ten years beginning in 1998, with firm pricing for the first five years (subject to certain adjustments). Volumes purchased under the contract will be up to 10,000 metric tons annually.

      The Company may enter into long-term agreements with other customers and suppliers.

      ~Operating~leases.~~~~~The Company leases certain manufacturing and office facilities and various equipment. Most of the leases contain purchase and/or various term renewal options at fair market and fair rental values, respectively. In most cases management expects that, in the normal course of business, leases will be renewed or replaced by other leases. Net rent expense was approximately $1.4 million in 1995, $2.7 million in 1996 and $3.6 million in 1997.

      At December 31, 1997, future minimum payments under noncancellable operating leases having an initial or remaining term in excess of one year were as follows:

                                                                                    Amount

                                                                                (In thousands)

Years ending December 31,
   1998                                                                             $  4,871
   1999                                                                                3,192
   2000                                                                                1,970
   2001                                                                                1,333
   2002                                                                                1,139
   2003 and thereafter                                                                   884
                                                                                      13,389
   Less sublease income                                                                   90
                                                                                    $ 13,299


     ~Environmental~matters.~

~     BMI~Companies.~TIMET and certain other companies, including Kerr-McGee
Chemical Corporation, Chemstar Lime Company and Pioneer Chlor Alkali, Inc. (successor to Stauffer Chemical Company) operate facilities in a complex (the "BMI Complex") owned by BMI, adjacent to TIMET's Henderson, Nevada plant. In 1993, TIMET and each of such companies, along with certain other companies who previously operated facilities in the common areas of the BMI Complex (collectively the "BMI Companies") completed a Phase I environmental assessment of the common areas of the BMI Complex and each of the individual company sites pursuant to consent agreements with the Nevada Division of Environmental Protection ("NDEP"). In July 1996, the Company signed a consent agreement with NDEP regarding implementation of the Phase II assessment of the Company property within the BMI Complex. A report regarding the Phase II assessment of the common areas of the BMI Complex was submitted to NDEP in August 1996. Until completion of the sampling and analysis involved in the Phase II assessment of the Company property and any further Phase II testing that NDEP may require for the BMI Complex common areas, it is not possible to provide a reasonable estimate of the additional remediation costs, if any, or the Company's likely share of any such costs.

~     Pomona~facility.~The Company has conducted an additional study and assessment work as required by the California Regional Water Quality Control Board--Los Angeles Region (the "Water Quality Board") related to soil and possible groundwater contamination at TIMET Castings' Pomona, California facility. The site is near an area that has been designated as a U.S. Environmental Protection Agency "Superfund" site. Although the Company does not believe it will incur a material liability with respect to the Pomona facility, the Water Quality Board has not completed its review.

      ~Henderson~facility.~During 1997, TIMET was issued a Notice of Violation by the U.S. Environmental Protection Agency ("EPA") in connection with the permitting for, and operation of, a carbon monoxide burner at the Henderson, Nevada facility. In December 1997, the EPA indicated that it was seeking approximately $.9 million in penalties. TIMET believes it substantially complied with applicable regulations and intends to vigorously defend this matter, which is still in discussion with the EPA.

      The Company adopted the requirements of AICPA Statement of Position No. 96-1, "Environmental Remediation Liabilities" in 1997, the effect of which was not material. At December 31, 1997, the Company had accrued an aggregate of approximately $1.3 million for the environmental matters discussed above under ~BMI~Companies,~Pomona~facility~and~Henderson~facility~. The Company records liabilities related to environmental remediation obligations when estimated future expenditures are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Estimated future expenditures are not discounted to their present value. It is not possible to estimate the range of costs for certain sites. The imposition of more stringent standards or requirements under environmental laws or regulations, the results of future testing and analysis undertaken by the Company at its operating facilities, or a determination that the Company is potentially responsible for the release of hazardous substances at other sites, could result in expenditures in excess of amounts currently estimated to be required for such matters. No assurance can be given that actual costs will not exceed accrued amounts or that costs will not be incurred with respect to sites as to which no problem is currently known or where no estimate can presently be made. Further, there can be no assurance that additional environmental matters will not arise in the future.

      ~Other.~~~~~The Company is involved in various other environmental, contractual, product liability and other claims and disputes incidental to its business.

      The Company currently believes the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

      ~Concentration~of~credit~and~other~risks.~~~~~Substantially all of the Company's sales and operating income are derived from operations based in the U.S., the U.K. and France. The majority of the Company's sales are to customers in the aerospace industry (including airframe and engine construction). Such concentration of customers may impact the Company's overall exposure to credit and other risks, either positively or negatively, in that such customers may be similarly affected by economic or other conditions. The Company's ten largest customers accounted for about one-third of net sales in each of the past three years.

Note 15 - New accounting principles not yet adopted:

      The Company is required to adopt SFAS No. 130, "Reporting Comprehensive Income," ~~~ in the first quarter of 1998. Upon adoption of SFAS No. 130, the Company will present a new Consolidated Statement of Comprehensive Income which will report all changes in the Company's stockholders' equity other than transactions with stockholders. Comprehensive income pursuant to SFAS No. 130 would include net income, as reported in the Consolidated Statement of Operations, plus the net changes in the foreign currency translation and pension liabilities components of stockholders' equity.

      The Company is required to adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," ~~~ in the fourth quarter of 1998. SFAS No. 131 will supersede the business segment disclosure requirements currently in effect under SFAS No. 14. SFAS No. 131, among other things, establishes standards regarding the information a company is required to disclose about its operating segments and provides guidance regarding what constitutes a reportable operating segment. The Company currently believes segment disclosures pursuant to SFAS No. 131 will not be materially different from the current disclosures pursuant to SFAS No. 14.

      The Company is required to adopt the disclosure requirements of SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," ~~~ in the fourth quarter of 1998. SFAS No. 132 revises disclosure requirements for such pension and postretirement benefit plans to, among other things, standardize certain disclosures and eliminate certain other disclosures no longer deemed useful. SFAS No. 132 does not change the measurement or recognition criteria for such plans.

Note 16--Quarterly results of operations (unaudited):

                                                                Quarters ended

                                             March 31       June 30       Sept. 30        Dec. 31

                                                     (In millions, except per share data)
~Year~ended~December~31,~1997:~

   Net sales                               $ 167.1          $ 181.4       $ 177.2         $ 207.9
   Operating income                           26.5             32.8          33.3            40.4
   Net income                                 15.8             20.3          21.3            25.6

   Net income per share:
     Basic                                 $   .50          $   .65       $   .68         $   .81
     Diluted                                   .49              .61           .64             .75

   Market price:
     High                                   33.625           32.750        37.375          38.000
     Low                                    25.000           25.250        29.375          27.625


~Year~ended~December~31,~1996:~

   Net sales                               $ 107.6          $ 118.8       $ 123.4         $ 157.3
   Operating income                            6.8             13.8          17.8            21.4
   Net income                                  2.1              8.1          13.3            24.1

   Net income per share:
     Basic                                 $   .10          $   .30       $   .42         $   .77
     Diluted                                   .10              .30           .42             .75

   Market price (a):
     High                                      -             25.875        30.500          35.875
     Low                                       -             24.375        22.500          28.250


      Due to the timing of the issuance of common stock, such as the Stock Offering, and rounding in calculations the sum of quarterly earnings per share is different than earnings per share for the full year.

(a)  Stock began trading June 4, 1996.

Note 17 - Earnings per share:

      A reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share is presented below. The Convertible Preferred Securities were issued in November 1996. Stock options omitted from the denominator because they were antidilutive were not material.

                                                     1995             1996            1997
                                                                 (in thousands)
Numerator:
   Net income (loss)                               $ (4,217)       $ 47,644          $ 83,010
   Minority interest - Convertible
     Preferred Securities                                 -             826             8,840


   Diluted net income                              $ (4,217)       $ 48,470          $ 91,850



Denominator:
   Average common shares outstanding                 15,383          27,623            31,457
   Convertible Preferred Securities                       -             491             5,389
   Average dilutive stock options                         -              28               109


   Diluted shares                                    15,383          28,142            36,955




                       REPORT OF INDEPENDENT ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE



To the Stockholders and Board of Directors of Titanium Metals Corporation:

     Our report on the consolidated financial statements of Titanium Metals Corporation as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 is included on page F-2 of this Form 10-K.
In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index on page F-1 of this Annual Report on Form 10-K.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.





                                                        COOPERS & LYBRAND L.L.P.


Denver, Colorado
January 22, 1998

                          TITANIUM METALS CORPORATION

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                                 (In thousands)

                                                       Additions
                                                        charged
                                      Balance at     (credited) to
             Description               Beginning       costs and
                                        of year         expenses

Year ended December 31, 1997:

   Allowance for doubtful accounts      $  4,788    $           2


   Valuation allowance for deferred
     Income taxes                       $  6,158       $   (5,785)


   Reserve for excess and slow
     Moving inventories                 $  7,719       $   (1,427)



Year ended December 31, 1996:

   Allowance for doubtful accounts     $   3,620      $     4,695


   Valuation allowance for deferred
     Income taxes                       $ 22,677       $  (16,519)


   Reserve for excess and slow
     Moving inventories                $   6,000      $    (2,500)




Year ended December 31, 1995:

   Allowance for doubtful accounts     $   3,143      $     2,453


   Valuation allowance for deferred
     Income taxes                       $ 23,599     $       (922)


   Reserve for excess and slow
     Moving inventories                $   5,000      $     1,000





                                 Balance
                                  at end
 Deductions        Other         of year


  $  (2,572) (a) $              $   2,218



  $       -      $              $     373



  $       -      $              $   6,292





  $  (4,598) (a) $ 1,071   (b)  $   4,788



  $       -      $              $   6,158



  $       -      $ 4,219   (b)  $   7,719






  $  (1,976) (a) $               $  3,620



  $       -      $               $ 22,677



  $       -      $               $  6,000




(a)  Amounts written off, less recoveries.
(b)  Represents the effect of the IMI Titanium Acquisition and the AJM
Acquisition.